SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

DynTek, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

268180 10 6
(CUSIP Number)

HAYWARD D. FISK
Senior Vice President
DynCorp
2100 East Grand Avenue
El Segundo, California 90245
(310) 615-0311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and communications)

July 14, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

CUSIP No. 268180 10 6			Page 1 of 3

(1)	Name of Reporting Person		DynCorp
	I.R.S. Identification No. of Above Person (Entities Only)		36-2408747

(2)	Check the appropriate box if a member of a group		(a) [ ]
			(b) [ ]

(3)	SEC use only

(4)	Source of Funds (See Instructions)		OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]

(6)	Citizenship or Place of Organization		Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power	0

	(8)	Shared voting power	0

	(9)	Sole dispositive power	0

	(10)	Shared dispositive power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		0

(12)	Check if the Aggregate Amount in row (11) Excludes Certain Shares		[ ]

(13)	Percent of class represented by amount in row (11)		0.0%

(14)	Type of reporting person		CO

CUSIP No. 268180 10 6	Page 2 of 3

Schedule 13D/A

Amendment No. 2

                 The Schedule 13D of DynCorp, a Delaware corporation (the "filing person"), is hereby amended as set forth below. This Amendment No. 2 should be read in conjunction with, and is qualified in its entirety by reference to the Schedule 13D.

Item 4.	Purpose of Transaction

                 On July 3, 2003, the filing person entered into a Placement Agent Agreement with Network 1 Financial Securities, Inc. (the "placement agent"), pursuant to which, inter alia, the filing person agreed to sell 10,336,663 shares of Class A Common Stock of the issuer to certain buyers represented by the placement agent. On July 14, 2003, the placement agent paid the purchase price for the securities to the filing person.

Item 5.	Interest in Securities of the Issuer

The filing person no longer owns any voting securities of the issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The filing person's previous arrangements with the issuer and arrangement with the placement agent with respect to the securities of the issuer are set forth in the Exhibits hereto.

Item 7.	Materials to Be Filed as Exhibits

	Exhibit 99.1:	Agreement and Plan of Reorganization, dated as of April 25, 2001 (previously filed)
	Exhibit 99.2:	First Amendment to the Agreement and Plan of Reorganization, dated as of July 9, 2001 (previously filed)
	Exhibit 99.3:	Second Amendment to the Agreement and Plan of Reorganization, dated as of October 12, 2001 (previously filed)
	Exhibit 99.4	Third Amendment to the Agreement and Plan of Reorganization, dated as of November 30, 2001 (previously filed)
	Exhibit 99.5	Fourth Amendment to the Agreement and Plan of Reorganization, dated as of December 27, 2001 (previously filed)
	Exhibit 99.6:	Stock Purchase and Settlement Agreement dated as of August 20, 2002, between the filing person and the issuer. (previously filed)
	Exhibit 99.7	Placement Agent Agreement dated as of July 3, 2002 between the filing person and the placement agent (filed herewith)

CUSIP No. 268180 10 6	Page 3 of 3

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2003	DynCorp

By: /s/ Stephen E. Johnson
Stephen E. Johnson
Vice President

3